FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the months of February and April 2004

Commission File Number: ___________________



                       TTI TEAM TELECOM INTERNATIONAL LTD.

                 (Translation of registrant's name into English)

         7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva 49512, Israel

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F______           Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes____              No__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:

1. Press Release: TTI Telecom Partners with Mformation to Deliver Integrated Solution for Measuring Wireless & IP Service Performance.

2. Press Release: TTI Telecom and T-Systems Join Forces to Deliver End-to-End OSS Solutions to Service Providers.

3. Press Release: TTI Telecom Announces Management Changes.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          TTI Team Telecom International Ltd.



Date: April 22, 2004                      By: /s/ Israel (Eli) Ofer
                                              ----------------------

                                          Israel (Eli) Ofer
                                          Chief Financial Officer


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                                  EXHIBIT INDEX



Exhibit                    Description
Number                     of Exhibit


10.1 Press Release: TTI Telecom Partners with Mformation to Deliver Integrated Solution for Measuring Wireless & IP Service Performance.

10.2 Press Release: TTI Telecom and T-Systems Join Forces to Deliver End-to-End OSS Solutions to Service Providers.

10.3                      TTI Telecom Announces Management Changes.

                                  EXHIBIT 10.1


Corporate Contacts:


            Meir Lipshes                          Sanjay Hurry
            Chief Executive Officer               Investor Relations Officer
            TTI Telecom                           TTI Telecom
            T: +1.972.3.922.1262                  T: +1.201.795.3883 Ext. 220
            F: +1.972.3.922.1249                  F: +1.201.795.3920
            meirl@tti-telecom.com                 sanjay@tti-telecom.com



          TTI TELECOM PARTNERS WITH MFORMATION TO DELIVER INTEGRATED SOLUTION
                FOR MEASURING WIRELESS & IP SERVICE PERFORMANCE

          - Solution Helps Operators Increase Customer Retention, Improve Revenue Generation and Establish Competitive Edge -



Hoboken, N.J. - February 23, 2004 - TTI Team Telecom International Ltd. (NASDAQ:
TTIL), a leading supplier of Operations Support Systems (OSS) and Business Support Systems (BSS) for telecom service providers, announced its partnership with mFormation Technologies Inc. ("mFormation"), a leading provider of wireless device and service management software, at the opening of 3GSM World Congress 2004 in Cannes, France.

Under the terms of the teaming agreement, TTI Telecom will be able to offer mFormation's software as part of its comprehensive Service Management product suite. The integrated solution provides operators with end-to-end service performance monitoring capabilities and the ability to measure the actual end-user experience.

"In a highly competitive marketplace, wireless service providers are placing a premium on ensuring the quality of their revenue-generating services," said Meir Lipshes, TTI Telecom's Chief Executive Officer. "Using TTI Telecom's and mFormation's integrated solution, operators can guarantee the quality of their wireless and IP services, resulting in enhanced customer satisfaction, higher customer retention levels and greater revenue generation."

Deployed in major hubs of the network and within end-customer handsets, the joint solution's testing probes emulate the end-customer experience when using various types of wireless and IP services, such as SMS, MMS, FTP, HTTP, and WAP. These measurements are correlated with data collected by the Service Management product suite (e.g. data records, alarms, key performance indicators) - thereby giving operators a truly end-to-end, real-time view of overall service quality, down to the level delivered to the individual end-customer. The integrated solution also localizes faults in the service delivery chain (e.g. on application servers, devices, gateways), and alerts operators to degradations in service so they can avoid costly SLA violations.

"Reliability and availability of data services is a critical factor in helping mobile operators achieve their revenue objectives," said Upal Basu, mFormation's VP of Marketing. "The joint solution leverages TTI Telecom's and mFormation's respective strengths. It allows operators to actively measure the quality of profit-generating services prior to their launch, proactively monitor service performance 24x7, and troubleshoot degradations before they occur. By joining forces, we enable operators to deliver the ultimate user experience to customers, improve their revenue stream, and establish a sustainable competitive advantage."

About TTI Telecom's and mFormation's Joint Solution

The joint solution allows operators to assess quality of wireless and IP services (e.g. Email, FTP, HTTP, SMS, MMS, video streaming) by simulating the patterns and trends of end-customer behavior. Service providers can configure test scenarios, testing policies (e.g. which services to monitor, test start and end-times, testing intervals), and schedule tests for execution in real-time or at a future date.

The solution's testing probes, deployed in major hubs and locations in the network and within customers' mobile handsets, monitor end-to-end service performance and availability (e.g. connectivity, service coverage, roundtrip times and delays, service usage). If a pre-defined performance threshold is exceeded, the solution generates real-time alerts and isolates the source of a problem to application servers, end devices, middleware or gateways, thus speeding problem detection and resolution.


|X| Measure the performance of wireless and IP services in any remote location in the network, from anywhere, at any time

|X|      Schedule service performance tests for immediate or future execution

|X| Store service measurement results in a database repository for quick generation of Web-based reports and statistics

|X| Measure service levels delivered to individuals or groups of customers (e.g. the QoS delivered to a manager in a specific organization)



Key Benefits

|X|      Measure service performance as experienced by end-customers

|X| Proactively identify service deteriorations before they impact end-customers and SLAs

|X| Increase service uptime by isolating the root-cause of service performance problems

|X|      Enhance end-customer satisfaction based on enhanced quality of service

|X| Improve end-customer retention by informing customers of problems in advance



About mFormation
mFormation Technologies Inc. helps mobile operators increase data revenues and accelerate data service adoption through innovative wireless device and service management technologies. mFormation's software provides real-time visibility into device and data service performance, on-demand remote device diagnostics and repair, over-the-air device and service configuration, and a portal to enable enterprise customers to self-manage their populations of devices. mFormation's software manages a broad mix of wireless devices, including Symbian(TM) OS-based devices, Microsoft(R) Pocket PC-based handhelds and smartphones, RIM(R) BlackBerry(TM) devices and various SIM cards, across a wide range of wireless carrier networks, including UMTS, CDMA and GSM/GPRS. Headquartered in Edison, New Jersey, and with European offices in London, UK, mFormation is a privately held company funded by Battery Ventures, Carmel Ventures, Deutsche Bank, Kingdon Capital and North Bridge Venture Partners. Contact mFormation on the Web at http://www.mformation.com




Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.


                                       ###

                                  EXHIBIT 10.2


Corporate Contacts:


            Meir Lipshes                          Sanjay Hurry
            Chief Executive Officer               Investor Relations Officer
            TTI Telecom                           TTI Telecom
            T: +1.972.3.922.1262                  T: +1.201.795.3883 Ext. 220
            F: +1.972.3.922.1249                  F: +1.201.795.3920
            meirl@tti-telecom.com                 sanjay@tti-telecom.com


                    TTI TELECOM AND T-SYSTEMS JOIN FORCES TO DELIVER END-TO-END
                       OSS SOLUTIONS TO SERVICE PROVIDERS



Hoboken, N.J. & Berlin, Germany - April 14, 2004 - TTI Team Telecom International Ltd. (NASDAQ: TTIL), a leading supplier of Operations Support Systems (OSS) and Business Support Systems (BSS) for telecom service providers and T-Systems, today announced the signing of a cooperation agreement whereby both companies will offer a joint solution to service providers in Europe and pursue joint sales and marketing activities. T-Systems is Europe's second largest IT service provider and a group division of Deutsche Telekom.

TTI Telecom's and T-Systems' joint solution leverages TTI Telecom's extensive experience in developing advanced OSS products and solutions for telecom service providers, and T-Systems' software integration expertise to deliver a value-added solution to service providers.

 "Our cooperation with TTI Telecom enables us to offer customers an end-to-end comprehensive OSS suite comprised of TTI Telecom's proven Service Fulfillment and Service Assurance products," said Peter Schamel, T-Systems' Head of Development Center Berlin. "Our joint offering will enable customers to benefit from short system implementation and integration cycles and rapid time-to-market, resulting in higher profitability and revenue intake."

Commenting on the cooperation, Meir Lipshes, TTI Telecom's Chief Executive Officer, said: "The cooperation enables us to leverage T-Systems' strong European presence and established sales infrastructure to capitalize on new sales opportunities within existing and potential customers. It also underscores our commitment to establishing synergic relationships with industry-leading companies such as T-Systems in order to provide customers with rapidly-deployable solutions that deliver compelling business value."

In one of their first joint marketing initiatives, TTI Telecom and T-System will co-sponsor the "OSS Circle" seminar, which will take place at the Hilton Berlin, Berlin, Germany, on April 15th, 2004. The seminar, offered free-of-charge to service providers, will combine sessions and real-life operator case studies, with a special focus on Next Generation networks, services and software.

For more information or to register for the seminar, please contact Peter Rump at +49.171.2675216 or peter@tti-telecom.com.


About TTI Telecom
TTI Team Telecom International Ltd. offers advanced, modular and integrated software products and services for Operations Support Systems ("OSS") and Business Support Systems ("BSS") to telecom service providers. TTI Telecom is uniquely positioned to bridge legacy and next-generation, network and service infrastructures with its Netrac-based service assurance, fulfillment and revenue assurance solutions. With Netrac, service providers can reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Over 60 service providers worldwide have deployed TTI Telecom's solutions, supported by offices globally. For additional information about TTI Telecom, please visit the company's Web site at www.tti-telecom.com.

About T-Systems
T-Systems, part of the Deutsche Telekom group, is one of Europe's leading information and communications technology (ICT) service providers. The company serves major corporations around the globe. T-Systems is part of Deutsche Telekom's core business and makes a significant contribution to the group's financial performance. T-Systems employs a workforce of 42,000 in over 20 countries. In fiscal 2002, the Deutsche Telekom subsidiary posted revenues of some 10.5 billion euros.

         Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.


                                       ###

                                  EXHIBIT 10.3


Corporate Contacts:


            Meir Lipshes                       Sanjay Hurry
            Chief Executive Officer            Investor Relations Officer
            TTI Telecom                        TTI Telecom
            T: +1.972.3.922.1262               T: +1.201.795.3883 Ext. 220
            F: +1.972.3.922.1249               F: +1.201.795.3920
            meirl@tti-telecom.com              sanjay@tti-telecom.com



                    TTI TELECOM ANNOUNCES MANAGEMENT CHANGES



Petach Tikva, Israel - April 20, 2004 - TTI Team Telecom International Ltd. (NASDAQ: TTIL) (the "Company"), a leading supplier of Operations Support Systems
(OSS) and Business Support Systems (BSS) for telecom service providers, today announced that Mr. Meir Lipshes, the Company's Chief Executive Officer, will assume the title and responsibilities of President and Chief Executive Officer of the Company effective immediately.

The Company further announced that Mr. Ron Al-Dor, previously the President of the Company, is retiring from the Company. Following his departure from the Company, Mr. Al-Dor will continue to advise the Company as a consultant.

"After my long service with the Company, I am confident that the employees of TTI Telecom will continue to be the Company's most important asset, and that they will give their total support to the management team and Board of Directors. TTI Telecom has excellent products and an exceptional global customer base, and I am sure it will continue to be a leading player in the telecommunication OSS market," Al-Dor stated.
Meir Lipshes, CEO and now President of TTI, commented:
"I wish to thank Ron Al-Dor for his long service with the company. His leadership, innovation and dedication, helped to make a software group with 10 people in 1992 become the TTI Telecom of today - a public company with 600 employees, unique OSS products and an impressive worldwide customer base of leading telecommunication service providers. I wish Roni success in his other business and personal endeavors."


About TTI Telecom:
TTI Team Telecom International Ltd. offers advanced, modular and integrated software products and services for Operations Support Systems ("OSS") and Business Support Systems ("BSS") to telecom service providers. TTI Telecom is uniquely positioned to bridge legacy and next-generation, network and service infrastructures with its Netrac-based service assurance, fulfillment and revenue assurance solutions. With Netrac, service providers can reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Over 60 service providers worldwide have deployed TTI Telecom's solutions, supported by offices globally. For additional information, please visit www.tti-telecom.com.



Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.






                                       ###